EXHIBIT 99.3

NEW FSV

PRO FORMA COMBINED FINANCIAL STATEMENTS

(unaudited)

Year ended December 31, 2014 and

Quarter ended March 31, 2015

NEW FSV
PRO FORMA COMBINED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Year ended December 31, 2014
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma

Revenues	$1,132,002	$-		$1,132,002

Cost of revenues	800,046	-		800,046
Selling, general and administrative expenses	258,678	-		258,678

Depreciation	17,730	-		17,730
Amortization of intangible assets	8,744	-		8,744
Acquisition-related items	1,183	-		1,183
Operating earnings	45,621	-		45,621

Interest expense, net	6,932	-		6,932
Other income, net	255	-		255
Earnings before income tax	38,434	-		38,434
Income tax	12,242	-		12,242
Net earnings	26,192	-		26,192

Non-controlling interest share of earnings	3,105	-		3,105
Non-controlling interest redemption increment	10,117	-		10,117
Net earnings attributable to New FSV	$12,970	$-		$12,970

Net earnings per common share			A

Basic	$0.36			$0.36

Diluted	0.36			0.36

Weighted average common shares outstanding
Basic	35,917			35,917
Dilutive effect of stock options	392			392
Diluted	36,309			36,309

NEW FSV
PRO FORMA COMBINED STATEMENT OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Three months ended March 31, 2015
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma

Revenues	$272,189	$-		$272,189

Cost of revenues	197,307	-		197,307
Selling, general and administrative expenses	66,230	-		66,230

Depreciation	4,448	-		4,448
Amortization of intangible assets	2,550	-		2,550
Acquisition-related items	247	-		247
Operating earnings	1,407	-		1,407

Interest expense, net	1,868	-		1,868
Other income, net	202	-		202
Earnings before income tax	(663)	-		(663)
Income tax	(229)	-		(229)
Net earnings	(434)	-		(434)

Non-controlling interest share of earnings	1,119	-		1,119
Non-controlling interest redemption increment	1,758	-		1,758
Net earnings attributable to New FSV	$(3,311)	$-		$(3,311)

Net earnings per common share			A

Basic	$(0.09)			$(0.09)

Diluted	(0.09)			(0.09)

Weighted average common shares outstanding
Basic	35,871			35,871
Dilutive effect of stock options	392			392
Diluted	36,263			36,263

NEW FSV
PRO FORMA COMBINED BALANCE SHEET
(Unaudited)
(in thousands of US dollars)

	December 31, 2014
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$66,790	$-	D	$66,790
Restricted cash	3,657	-		3,657
Accounts receivable, net of allowance	115,143	-		115,143
Income tax recoverable	16,262	-		16,262
Inventories	9,489	-		9,489
Prepaid expenses and other current assets	20,715	-		20,715
Deferred income tax	18,667	-		18,667
	250,723	-		250,723

Other receivables	4,581	-		4,581
Other assets	155	-		155
Fixed assets	55,203	-		55,203
Deferred income tax	4,572	-		4,572
Intangible assets	82,877	-		82,877
Goodwill	217,433	-		217,433
	364,821	-		364,821
	$615,544	$-		$615,544

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$24,687	$1,000	B	$25,687
Accrued liabilities	55,563	-		55,563
Income taxes payable	5,650	-		5,650
Unearned revenues	16,079	-		16,079
Long-term debt - current	17,725	-	D	17,725
Contingent acquisition consideration - current	4,586	-		4,586
Deferred income tax	1,804	-		1,804
	126,094	1,000		127,094

Long-term debt - non-current	221,632	-	D	221,632
Contingent acquisition consideration	1,509	-		1,509
Other liabilities	12,398	-		12,398
Deferred income tax	14,236	-		14,236
	249,775	-		249,775
Redeemable non-controlling interests	80,926	-		80,926

Shareholders' equity
Contributed surplus	-	157,498	C	157,498
Retained earnings (deficit)	-	(1,000)	B	(1,000)
FirstService's net investment	157,498	(157,498)	C	-
Accumulated other comprehensive earnings	1,251	-		1,251
Total shareholders' equity	158,749	(1,000)		157,749
	$615,544	$-		$615,544

NEW FSV
PRO FORMA COMBINED BALANCE SHEET
(Unaudited)
(in thousands of US dollars)

	March 31, 2015
	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Assets
Current Assets
Cash and cash equivalents	$45,142	$-	D	$45,142
Restricted cash	2,762	-		2,762
Accounts receivable, net of allowance	106,315	-		106,315
Income tax recoverable	12,704	-		12,704
Inventories	11,128	-		11,128
Prepaid expenses and other current assets	19,086	-		19,086
Deferred income tax	18,644	-		18,644
	215,781	-		215,781

Other receivables	3,757	-		3,757
Other assets	154	-		154
Fixed assets	54,627	-		54,627
Deferred income tax	3,621	-		3,621
Intangible assets	85,493	-		85,493
Goodwill	214,902	-		214,902
	362,554	-		362,554
	$578,335	$-		$578,335

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$14,660	$1,000	B	$15,660
Accrued liabilities	58,329	-		58,329
Income taxes payable	4,988	-		4,988
Unearned revenues	19,475	-		19,475
Long-term debt - current	16,965	-	D	16,965
Contingent acquisition consideration - current	5,037	-		5,037
Deferred income tax	1,803	-		1,803
	121,257	1,000		122,257

Long-term debt - non-current	230,009	-	D	230,009
Contingent acquisition consideration	2,053	-		2,053
Other liabilities	13,037	-		13,037
Deferred income tax	14,143	-		14,143
	259,242	-		259,242
Redeemable non-controlling interests	75,071	-		75,071

Shareholders' equity
Contributed surplus	-	118,385	C	118,385
Retained earnings (deficit)	-	(1,000)	B	(1,000)
FirstService's net investment	118,385	(118,385)	C	-
Accumulated other comprehensive earnings	4,380	-		4,380
Total shareholders' equity	122,765	(1,000)		121,765
	$578,335	$-		$578,335

NEW FSV
PRO FORMA COMBINED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Year ended December 31, 2014

	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$26,192	$-		$26,192

Items not affecting cash:
Depreciation and amortization	26,474	-		26,474
Deferred income tax	(2,479)	-		(2,479)
Other	2,056	-		2,056

Changes in non-cash working capital:
Accounts receivable	3,231	-		3,231
Inventories	72	-		72
Prepaid expenses and other current assets	(3,327)	-		(3,327)
Payables and accruals	(8,164)	-		(8,164)
Unearned revenues	741	-		741
Other liabilities	660	-		660
Contingent acquisition consideration	(279)	-		(279)
Net cash provided by operating activities	$45,177	$-		$45,177

NEW FSV
PRO FORMA COMBINED STATEMENT OF CASH FLOW FROM OPERATING ACTIVITIES
(Unaudited)
(in thousands of US dollars)

	Three months ended March 31, 2015

	New	Add(deduct)		New
	FSV	pro forma		FSV
	carve-out	adjustments	Note 2	pro forma
Cash provided by (used in)

Operating activities
Net earnings	$(434)	$-		$(434)

Items not affecting cash:
Depreciation and amortization	6,998	-		6,998
Deferred income tax	880	-		880
Other	666	-		666

Changes in non-cash working capital:
Accounts receivable	9,695	-		9,695
Inventories	(1,638)	-		(1,638)
Prepaid expenses and other current assets	1,629	-		1,629
Payables and accruals	(3,162)	-		(3,162)
Unearned revenues	3,396	-		3,396
Other liabilities	640	-		640
Net cash provided by operating activities	$18,670	$-		$18,670

NEW FSV
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1.             Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation (“FirstService”) unanimously approved a proposal to split FirstService into two independent public companies, being (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchise brand companies including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the “Arrangement”) would be implemented through a court approved plan of arrangement. Shareholder approval for the Arrangement was obtained on April 21, 2015, but the Arrangement remains subject to certain conditions. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named FirstService Corporation (“New FSV”), and FirstService renamed as Colliers International Group Inc. FirstService shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The unaudited pro forma combined financial statements for the year ended December 31, 2014 have been prepared from the audited New FSV Carve-out Combined Financial Statements for the year ended December 31, 2014. The unaudited pro forma combined financial statements for the three months ended March 31, 2015 have been prepared from the unaudited New FSV Carve-out Combined Financial Statements for the three months ended March 31, 2015. The carve-out combined financial statements were derived from the historical accounting records of FirstService on a carve-out basis and therefore include allocations of certain expenses. These allocated costs may not be representative of the costs that may be incurred in the future as an independent, publicly-traded company.

These unaudited pro forma combined financial statements should be read in conjunction with the FirstService audited Consolidated Financial Statements for the year ended December 31, 2014 and unaudited Consolidated Financial Statements for the three months ended March 31, 2015 and the related Management’s Discussion and Analysis as well as the New FSV audited Carve-out Combined Financial Statements for the year ended December 31, 2014 and the unaudited Carve-out Combined Financial Statements for the three months ended March 31, 2015 and the related Management’s Discussion and Analysis.

These unaudited pro forma combined financial statements are for illustrative and information purposes only and may not be indicative of the results that actually would have occurred if the Arrangement had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out combined financial statements, various other factors may have an effect on the financial condition and results of operations after the completion of the Arrangement.

The unaudited pro forma combined balance sheets give effect to the Arrangement as if it had taken place on December 31, 2014 and March 31, 2015. The unaudited pro forma combined statements of earnings give effect to the Arrangement as if it had taken place on January 1, 2014 and January 1, 2015. Note 2 outlines the pro forma assumptions and adjustments that have been made. Pro forma adjustments to the carve-out combined statement of earnings give effect to events that are directly attributable to the Arrangement, expected to have a continuing impact on New FSV, and are factually supportable. Pro forma adjustments to the carve-out combined balance sheet are based on the best information available as of the date of this Circular.

For the year ended December 31, 2014, FirstService allocated corporate general and administrative expenses of $10,680 to New FSV (three months ended March 31, 2015 – $2,101). Corporate general and administrative expenses include costs related to finance, legal, treasury, insurance, corporate development and costs associated with being a public company. Effective with the Arrangement, New FSV will assume responsibility for all of these functions and related costs.

New FSV expects that its annual corporate general and administrative expenses will increase approximately $900 in 2015 compared to 2014 on account of additional costs required to function as an independent public company. No pro forma adjustments have been made to the statement of earnings to reflect the incremental expenses described in this paragraph.

2.             Pro forma assumptions and adjustments

A.
Pro forma net basic and diluted earnings per common share is calculated using the same weighted average number of pre-arrangement FirstService basic and diluted common shares (Multiple Voting Shares and Subordinate Voting Shares) outstanding as at December 31, 2014 and March 31, 2015 because the New FSV shares will be issued on a one-for-one basis.

B.
Adjustment to increase accounts payable to accrue for the New FSV share of the estimated transaction costs to complete the Arrangement. This results from the pro forma combined balance sheet as of December 31, 2014 giving effect to the Arrangement as of December 31, 2014. The pro forma consolidated balance sheet as of March 31, 2015 gives effect to the Arrangement as of March 31, 2015.

C.
The amount of the FirstService net investment in New FSV, which was recorded by New FSV as FirstService’s net investment in its Carve-out Combined Financial Statements, is reclassified to contributed surplus. FirstService’s net investment in New FSV is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.

D.
The New FSV long-term debt balance is subject to amendment at the time of the Arrangement in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.